08027609

ssing
n

FEB 29 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 9th Floor South
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Guay (310) 246-3700
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Guay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

RENEE LOUISE BECK
Commission # 1470268
Notary Public - California
Los Angeles County
My Comm. Expires Feb 14, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Imperial Capital, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (Company), as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 25, 2008

Imperial Capital, LLC

Statement of Financial Condition

December 31,	2007
Assets	
Cash and cash equivalents (includes $20,484,028 held at Clearing Broker)	$ 24,203,664
Deposit with Clearing Broker	244,966
Securities owned:	
Marketable, at market value	335,691
Not readily marketable, at estimated fair value	1,259,332
Prepaid expenses and other assets	2,724,840
Fixed assets, at cost, less accumulated depreciation of $3,907,068	8,782,253
Other intangibles, at cost, less accumulated amortization of $71,588	3,558,412
Goodwill	925,777
Total assets	$ 42,034,935
Liabilities and Members' Equity	
Liabilities	
Commissions and fees payable	$ 3,568,721
Accounts payable and accrued liabilities	10,937,206
Total liabilities	14,505,927
Commitments and Contingencies	
Members' equity	27,529,008
Total liabilities and members' equity	$ 42,034,935

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company, was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from its California, New York and Montana offices.

The Company has an agreement (Agreement) with a clearing broker (Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Thus, with regard to possession or control requirements under Securities and Exchange Commission (SEC) Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, are valued at market value. Securities not traded on an exchange or reported in the NASD Automated Quotation system are valued at estimated fair value as determined by the Company's management.

1. General Information and Accounting Policies (Continued)

Securities Owned and Securities Sold, But Not Yet Purchased (Continued)

The Company deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition. Certain securities are obtained through providing corporate finance services, which include advisory and placement services and are generally restricted from resale.

Warrants

The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Marketable warrants are valued at market value. Not readily marketable warrants are valued at estimated fair value.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years. Leasehold improvements made by a lessee that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed.

1. General Information and Accounting Policies (Continued)

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* (SFAS 141) and SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), identifiable intangible assets with finite lives are being amortized using the straight-line method over estimated useful lives of between two to three years, except for engagement letters, which are amortized based on the associated revenue recognized related to these letters. In addition, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. As required by the provisions of SFAS 142, the Company evaluates goodwill for impairment on an annual basis on December 31 each year or more frequently if impairment indicators arise. A significant impairment could have a material adverse effect on the Company's financial position and results of operations. No impairment charges were recorded in 2007.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

1. General Information and Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this guidance to have a material impact on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this guidance to have a material impact on its results of operations and financial position.

2. Deposit with Clearing Broker

The Company maintains a deposit with the Clearing Broker to satisfy the requirement under its Clearing Agreement. At December 31, 2007, the entire deposit was held in a cash account.

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2007 consist of trading and investment securities at quoted market prices and estimated fair values as follows:

	Securities Owned at Market Value	*Securities Owned at Estimated Fair Value*
Common stocks and warrants	$ 318,003	$ 311,213
Corporate bonds	17,688	939,593
Preferred stock	-	8,526
	$ 335,691	$ 1,259,332

Securities valued at estimated fair value include securities where there is no recognized established securities market in which there exists independent bona fide offers to buy and sell so that a price reasonably related to the last sales price or current bona fide competitive bid and offer quotations can be determined for a particular security almost instantaneously and where payment will be received in settlement of a sale at such price within a relatively short time conforming to trade custom.

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. The Company does not apply hedge accounting as defined in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in this Statement are generally not applicable with respect to these financial instruments.

5. Fixed Assets

Fixed assets are composed of the following at December 31, 2007:

December 31,	2007
Computer hardware and software	$ 3,521,097
Leasehold improvements	6,896,805
Office equipment	727,146
Furniture and fixtures	1,544,273
Total	12,689,321
Less accumulated depreciation and amortization	(3,907,068)
	$ 8,782,253

6. Intangible Assets

Intangible assets are composed of the following at December 31, 2007:

December 31,	2007
Non-compete agreements	$ 1,020,000
Engagement letters	2,040,000
Leads	570,000
Total	3,630,000
Less accumulated amortization	(71,588)
	$ 3,558,412

7. Commitments and Contingencies

Leases

The Company leases office space and office equipment under noncancelable operating leases, which expire through May 2017. The future minimum rental payments under these agreements at December 31, 2007 are as follows:

Years ending December 31,	*Amount*
2008	$ 2,962,557
2009	2,546,086
2010	2,374,726
2011	2,395,691
2012	2,493,049
Thereafter	11,065,295
Total	$ 23,837,404

Additionally, in connection with the two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $1.9 million. As of December 31, 2007, there have been no amounts drawn under the letters of credit.

Legal Matters

The Company may, from time to time, be involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its bylaws and indemnification agreements, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its bylaws and California Law.

7. Commitments and Contingencies (Continued)

Indemnification Agreements (Continued)

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2007.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no amounts to be indemnified to the Clearing Broker for these accounts.

8. Subordinated Borrowings

At January 1, 2007, subordinated borrowing consisted of a note in the amount of $3,000,000 bearing interest at the prime rate plus 1%. At January 1, 2007, the Company had principal outstanding on the subordinated note of $2,250,000. Interest was paid monthly and quarterly principal payments of $375,000 were paid through May 31, 2007. The remaining balance of the note was paid in full in July 2007.

9. Line of Credit

On August 7, 2006, the Company executed a loan agreement with a bank for a revolving credit facility that provides for borrowings under a line of credit of up to $2.0 million through August 1, 2011. The borrowing under this agreement bears interest at the prime rate (7.25% at December 31, 2007) minus 1%. At December 31, 2007, there were no borrowings outstanding under the revolving credit facility, and the Company had $2.0 million of unused line of credit.

10. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $15,500. The Company generally matches 2% of the employee's compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company match is 100% vested upon contribution by the Company.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $14,387,608, which was $13,697,415 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.72 to 1 at December 31, 2007.

12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

12. Off Balance Sheet Risk (Continued)

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2007, which exceeded the balance insured by the F.D.I.C. in the amount of $6,279,920.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

13. Acquisition of USBX

The Company, together with Imperial Capital Group, LLC, the Company's Parent (Parent), entered into an Asset Purchase Agreement to acquire certain assets of USBX, Inc. and USBX Advisory Services, LLC (collectively, USBX) on November 11, 2007. USBX was previously engaged in the investment banking business, providing mergers and acquisitions advisory services to middle-market companies and private equity groups.

The purchase price consisted of the following:

Cash paid	$ 3,250,000
Legal costs	236,360
Initial purchase price	$ 3,486,360

In addition to the initial purchase price, the Asset Purchase Agreement provides for future earn-out payments up to $5,750,000 based upon satisfaction of the terms and conditions set forth therein. As of December 31, 2007, approximately $137,000 of earn-out payments has been accrued.

13. Acquisition of USBX (Continued)

Further, the Company's Parent assumed all the Company's payment obligations under the Asset Purchase Agreement. Consequently, the Parent paid the cash portion of the purchase price and the legal costs incurred with regard to the Purchase Agreement and will be required to make any future earn-out payments due USBX.

The value of the assets that the Company recorded resulting from the Asset Purchase Agreement was as follows:

Non-compete agreements	$ 1,020,000
Engagement letters	2,040,000
Leads	570,000
Total	$ 3,630,000

The Company recorded a liability of $143,640 representing the difference between the initial purchase price and the value of the assets acquired. The liability will be allocated to future earn-out payments until the liability is extinguished. Additional earn-out payments will be treated as Goodwill.

14. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

Imperial Capital, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2007

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Imperial Capital, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of Imperial Capital, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 25, 2008

END